UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2014
Commission File Number 001-33434
CREDIT SUISSE AG

(Translation of Registrant’s Name Into English)
Paradeplatz 8, CH-8070 Zurich, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Explanatory note
This Report on Form 6-K contains the exhibits set forth below. This report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-180300-03 of Credit Suisse AG.

Exhibit 5.1: Opinion of Davis Polk & Wardwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.

Exhibit 99.1: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated February 28, 2014, relating to the registrant’s 1 Year 11.00% per annum Autocallable Reverse Convertible Securities due February 27, 2015 Linked to the Performance of the Common Stock of Valeant Pharmaceuticals International, Inc.;

Exhibit 99.2: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated February 28, 2014, relating to the registrant’s Buffered Accelerated Return Equity Securities due August 30, 2017 Linked to the Performance of the Russell 2000® Index;

Exhibit 99.3: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated February 28, 2014, relating to the registrant’s Buffered Accelerated Return Equity Securities due August 30, 2017 Linked to the Performance of the S&P 500® Index;

Exhibit 99.4: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated February 28, 2014, relating to the registrant’s Buffered Accelerated Return Equity Securities due February 28, 2019
Linked to the Performance of the Dow Jones Industrial AverageSM;

Exhibit 99.5: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated February 28, 2014, relating to the registrant’s Leveraged Buffered MSCI EAFE® Index-Linked Medium-Term Notes due 2015;

Exhibit 99.6: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated February 28, 2014, relating to the registrant’s Buffered Accelerated Return Equity Securities due February 28, 2019
Linked to the Performance of the S&P 500® Index;

Exhibit 99.7: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated February 28, 2014, relating to the registrant’s Accelerated Barrier Notes due March 1, 2018 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index;

Exhibit 99.8: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated February 28, 2014, relating to the registrant’s Accelerated Barrier Notes due March 1, 2018 Linked to the Performance of the Dow Jones Industrial AverageSM;

Exhibit 99.9: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated February 28, 2014, relating to the registrant’s Accelerated Barrier Notes due March 2, 2020 Linked to the Performance of the EURO STOXX 50® Index;

Exhibit 99.10: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated February 28, 2014, relating to the registrant’s Credit Suisse AG 6Y DJ Industrial Average Absolute Return Barrier Note;

Exhibit 99.11: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated February 28, 2014, relating to the registrant’s Credit Suisse AG 3Y U.S. Equity-Linked Autocallable Step-up Note due February 28, 2017 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index;

Exhibit 99.12: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated February 28, 2014, relating to the registrant’s Callable Cert Plus Securities due February 29, 2016 Linked to the Performance of the EURO STOXX 50® Index and the iShares® MSCI EAFE® ETF;

Exhibit 99.13: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated February 28, 2014, relating to the registrant’s High/Low Coupon Callable Yield Notes due August 28, 2015 Linked to the Performance of the Russell 2000® Index and the iShares® China Large-Cap ETF;

Exhibit 99.14: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated February 28, 2014, relating to the registrant’s 6.65% per annum Contingent Coupon Callable Yield Notes due February 28, 2017 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index;

Exhibit 99.15: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated February 28, 2014, relating to the registrant’s 6.50% per annum Contingent Coupon Yield Notes due February 28, 2020 Linked to the Performance of the Russell 2000® Index;

Exhibit 99.16: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated February 28, 2014, relating to the registrant’s 8.25% per annum Contingent Coupon Callable Yield Notes due February 28, 2017 Linked to the Performance of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index; and

Exhibit 99.17: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated February 28, 2014, relating to the registrant’s High/Low Coupon Callable Yield Notes due August 28, 2015 Linked to the Performance of the Russell 2000® Index and the EURO STOXX 50® Index.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
Date: February 28, 2014	By:	/s/ Michael G. Clark
		Name:	Michael G. Clark
		Title:	Authorized Officer

	By:	/s/ Gina Orlins
		Name:	Gina Orlins
		Title:	Authorized Officer